

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Frank Magliochetti
Chief Executive Officer
ClickStream Corporation
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

> **Re: ClickStream Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 1, 2020**
> **File No. 024-11183**

Dear Mr. Magliochetti:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Related Party Transactions, page 23

1.  We note your response to prior comment 7 and that you identify each of the named parties as related parties. Please revise to tell us the nature of the relationship(s) for each party identified. In addition, we note that you have several outstanding notes held by the Kagel Law Client Trust Account, and have several settlement's with Mr. Kagel. Please revise this section to provide the material terms of the notes and settlement agreements, and the nature of the related party relationship with Mr. Kagel.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     David Ficksman